Exhibit 12.1

STIFEL FINANCIAL CORP.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Nine Months Ended September 30,
(dollars in thousands)	2006 (2)	2007 (2)	2008 (2)	2009	2010 (3)	2010	2011 (5)
Earnings:
Income/(loss) before income taxes	$26,369	$53,846	$91,769	$120,414	$(229)	$(67,046)	$93,582
Fixed charges	24,434	39,740	29,070	26,433	30,756	21,578	32,997
Total Earnings	$50,803	$93,586	$120,839	$146,847	$30,527	$(45,468)	$126,579

Fixed charges:
Interest expense	$19,581	$30,025	$18,510	$12,234	$13,211	$8,388	$18,931
Interest portion of rent expense	4,853	9,715	10,560	14,199	17,545	13,190	14,066
Total fixed charges	$24,434	$39,740	$29,070	$26,433	$30,756	$21,578	$32,997

Ratio of earnings to fixed charges (1)	2.08	2.35	4.16	5.56	0.99	— (4)	3.84

(1)  The ratio of earnings to fixed charges is computed by dividing (i) earnings from continuing operations before income taxes plus fixed charges by (ii) fixed charges. Fixed charges consist of interest expense plus the interest component of lease rental expense (deemed to be one-third of operating lease rental expense).

(2) For the years ended December 31, 2006, 2007 and 2008, we recorded merger-related after-tax expenses of $24.2 million, $34.6 million and $15.9 million, respectively.
(3) For the year ended December 31, 2010, we recorded a non-cash charge of $106.4 million after-tax related to the acceleration of deferred compensation in the third quarter of 2010 as a result of a modification of our deferred compensation plan and merger-related after-tax expenses of $16.5 million related to the merger with TWPG.

(4) For the nine months ended September 30, 2010, we recorded merger-related after-tax expenses of $116.9 million. Our earnings were insufficient to cover fixed charges by $67.0 million for the nine months ended September 30, 2010.

(5) For the nine months ended September 30, 2011, we recorded litigation-related and certain merger-related after-tax expenses of $29.4 million.